Mail Stop 4561

April 17, 2008

Daniel L. Coury, Sr.
Chief Executive Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120
(702) 939-0230

> **Re:** **LiveDeal, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 20, 2007**
> **File No. 000-24217**

Dear Mr. Coury:

We have reviewed your response letter dated March 28, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 19. Restatements, page 61

1.      Based on your response to prior comment 1, it appears that the reclassifications are material errors. It also appears these errors impact your conclusion as to the effectiveness of your disclosure controls and procedures. Furthermore, we note that earnings per share for each of the prior periods presented in your consolidated financial statements, selected financial data, and selected quarterly financial data are significantly different than the earnings per share information presented in

your previously filed financial statements.  As such, we believe you should address the following:

- Revise Note 19 in your Form 10-K for the fiscal year ended September 30, 2007 to (a) properly describe the changes in "classifications" as "error corrections;" (b) include a description of the nature of the error in the calculation of earnings per share; and (c) include reconciliations for all of the financial statement line items and per share amounts affected, pursuant to paragraph 26 of SFAS 154;

- Amend your selected quarterly financial data included in Note 18 in your Form 10-K for the fiscal year ended September 30, 2007 to provide the complete disclosures required by paragraph 26 of SFAS 154 to reflect the change in earnings per share;

- Revise your selected financial data on page 22 to label the prior fiscal years as restated and explain the reasons for the restatements.  Also, provide a reconciliation of all line items affected for the fiscal years ended September 30, 2003 and 2004, as well as for the fiscal years ended September 30, 2005 and 2006 (or provide a cross-reference to the notes to the financial statements for these periods);

- Amend your discussion of controls and procedures on page 62 of our Form 10-K for the fiscal year ended September 30, 2007 to describe the nature and impact of each of the items impacting your ineffectiveness conclusion as well as how you have remediated, or plan to remediate, these weaknesses; and

- File Form 8-K to report non-reliance on previously filed financial statements under Item 4.02.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Daniel L. Coury, Sr.
LiveDeal, Inc.
April 17, 2008
Page 3

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief